

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

> **Re: Applied DNA Sciences, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-252280**
> **Filed January 21, 2021**

Dear Mr. Hayward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Merrill Kraines